RELIANCE WORLDWIDE INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17A-5(e)(3)

DECEMBER 31, 2017

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 67575

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/17_ AND ENDING _12/31/17_

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Reliance Worldwide Investments, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

900 Tri State Parkway, Suite 900

(No. and Street)

Gurnee	Ilinois	60031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth E Sweet   (847) 920-7060

                                                               (Area Code   Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linda C. Rapacz CPA, P.C.

(Name – *if individual, state last, first, middle name*)

13844 South Maple Avenue	Orland Park	Illinois	60462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Kenneth E. Sweeet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reliance Worldwide Investments, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

JOHN E TAGLIAFERRO
Official Seal
Notary Public - State of Illinois
My Commission Expires Oct 28, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDA C. RAPACZ CPA
A Professional Corporation
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999   Fax (708) 403-1428
LRapacz@msn.com

American Institute of Certified Public Accountants	Illinois CPA Society	Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Reliance Worldwide Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reliance Worldwide Investments, LLC as of December 31, 2017 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Reliance Worldwide Investments, LLC, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Reliance Worldwide Investments, LLC's management. Our responsibility is to express an opinion on Reliance Worldwide Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Reliance Worldwide Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Reliance Worldwide Investments, LLC's auditor since 2015.



Linda C. Rapacz CPA, P.C.
Orland Park, Illinois
February 22, 2018

Reliance Worldwide Investments, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$ 774,294
Cash Clearing Firm Deposit	$ 31,982
Accounts receivable	$ 24,000
CRD Deposit	$ 1,213
Prepaid fidelity bond	$ 2,652
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $31,630	$ 227,944
Deposit - Leasehold improvements	$ 4,783
Deposit - Lease	$ 10,022
Total Assets	**$ 1,076,890**

Liabilities & Member's Equity

Liabilities

Accounts payable	$ 21,763
Commissions and related taxes payable	$ 11,239
State & local taxes payable	$ 1,285
Total Liabilities	**$ 34,287**
Member's Equity	**$ 1,042,603**
Total Liabilities and Member's Equity	**$ 1,076,890**

See notes to the financial statements

1. **Organization and Nature of Business**

Reliance Worldwide Investments, LLC (the "Company") is a correspondent broker-dealer and investment banking firm. The Company is registered with the Securities and Exchange Commission (SEC), the Municipal Securities Rulemaking Board (MSRB) and applicable states. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a Wyoming single member Limited Liability Company wholly owned by one individual.

2. **Significant Accounting Policies**

Basis of Presentation – The financial statements include the accounts of the Company. The Company has no subsidiaries and is engaged in business as a correspondent broker-dealer. On June 25, 2007, the SEC granted the Company's registration pursuant to Section 15(b) of the Securities Exchange Act of 1934 and FINRA granted the Company's application for membership. FINRA approved the Company to conduct the following types of business: broker or dealer retailing corporate equity securities over-the-counter, broker or dealer selling corporate debt securities, mutual find retailer, U.S. government securities broker, municipal securities broker, put and call broker or dealer or option writer and private placement of securities. The Company's scope of approved services was expanded on March 22, 2010 with an amendment to its Form BD adding investment banking. The target market for these investment banking services is privately-held lower middle market businesses.

Use of Estimates – The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – Profits and losses of the Company are passed through to the individual tax return of the managing member and no income tax allowances are included in these financial statements. As of December 31, 2017, the Company's tax returns for the years 2014 through 2016 are subject to review by its taxing jurisdictions.

The accounting standard FASB ASC 740, Income Taxes, on accounting for uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained when challenged or when examined by the applicable tax authority. The measurement of unrecognized tax benefits as well as unrecorded tax liability is adjusted when new information is available, or when an event occurs that requires a change. For the year ended December 31, 2017, the Company has determined that there were no material uncertain tax positions.

2. **Significant Accounting Policies – (continued)**

Revenue Recognition – Revenues are recognized consistent with GAAP accrual accounting standards, and in compliance with FASB ASC 606.

Commissions revenues include commissions, mutual fund distributions fees, contingent deferred sales charge revenue, and Private Placement revenues, which are all accrued as earned.

Investment Banking revenues and advisory fees from mergers, acquisitions and restructuring transactions are accrued when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement. Transaction-related expenses are deferred and recognized in the same period as the related revenue to match revenue recognition. Non-transactional based Investment Banking revenues are accrued as earned, consistent with the respective terms of such agreements.

Other revenues include interest earned on the firm's own funds deposited in financial institutions, and administrative registration fees for firm representatives, which are accrued as earned.

Depreciation – Depreciation is recorded in the financial statements using the Internal Revenue Code prescribed lives and accelerated methods. The depreciation expense for the year ended December 31, 2017 was $14,230.

Asset Category	Cost	Method
Furniture and Fixtures	$25,434	7 year SL
Leasehold Improvements	$220,217	39 year SL/MM Convention
VOIP Telephone Equipment	$1,838	5 year SL
Computer Hardware	$37,621	5 year SL
Total	$285,110	

Statement of Cash Flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held or sale in the ordinary course of business.

3. **Commitments**

The Company has a commercial office space lease agreement with Global Investments, LLC, a related party, for Unit 900 at 900 Tri-State Pkwy, Gurnee, IL 60031. This lease agreement was effective January 1, 2013 and extended to December 31, 2020, with an option to renew for two additional years. The total rent paid during 2017 was $65,877.

An Addendum to Exhibit A of the lease agreement was executed on February 1, 2017, extending the term through December 31, 2020; and included an option to renew for two additional years.

Future minimum monthly payments under this agreement annualize as follows:

YEAR	AMOUNT
2018	67,692
2019	69,720
2020	71,808

4. **Related Party**

The sole member of Reliance Worldwide Investments, LLC is also the sole member of Global Investments, LLC, owner of the property that the Company leases at 900 Tri-State Parkway, Gurnee, IL 60031 (See Note 3). This lease commitment is treated as an arm's length transaction by both parties.

5. **Cash Deposit**

Cash of $31,982 is segregated in the Hilltop Securities (formerly Southwest Securities prior to the completion of the merger in October, 2015) clearing account. An initial deposit of $30,000 was required by Southwest Securities and the additional balance is interest earned in prior years. The interest earned on this account for the year ended December 31, 2017 was $29.55.

6. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3.1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $771,968, which was $766,968 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.44 to 1.

7. **Credit Risk**

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The balances ae insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2017, the Company had balances in excess of insured limits totaling $132,240. The Company has not experienced any losses in such accounts.

8. **Subsequent Events**

    The Company has evaluated subsequent events through February 22, 2018, the date which the financial statements were available to be issued.